

Mail Stop 4720

May 28, 2010

Via U.S. Mail and Facsimile

Lee R. Mitau, Esq.
U.S. Bancorp
800 Nicollet Mall
Minneapolis, MN 55402

> **Re: U.S. Bancorp**
> **Registration Statement on Form S-4/A**
> **Filed May 24, 2010**
> **File No. 333-166706**
>
> **USB Capital IX**
> **Schedule TO-1/A**
> **Filed May 24, 2010**
> **File No. 005-85456**

Dear Mr. Mitau:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A
Where You Can Find More Information, page ii

1. We reissue prior comment 5, in which we requested that you revise your disclosure consistent with our comment.

Lee R. Mitau, Esq.
U.S. Bancorp
May 28, 2010
Page 2

<u>There is uncertainty regarding the U.S. federal income tax consequences …, page 26</u>

2. We note the disclosure here and on page 75 urging investors to consult their own tax advisors about the U.S. federal income tax consequences related to the exchange offer. However, counsel may only recommend that investors consult their own tax advisors with respect to the personal tax consequences of the investment which may vary for investors in different tax situations. Please revise accordingly.

             *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact either Matt McNair, Attorney-Advisor at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney
Financial Services Group